SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

  By letter dated November 1, 2016, the Company informs that in the ordinary and extraordinary general meeting, held on October 31,2016, has appointed the following members:

BOARD OF DIRECTORS
Were renewed in their office for a term of three years Messrs. Gustavo Alejandro Elsztain, Gary Gladstein and Fernando Rubin as Directors and Mr. Enrique Antonini as alternate director.

SUPERVISORY COMMISSION
Messrs José Daniel ABELOVICH, Marcelo Hector Ivonne FUXMAN and Naomi COHN as syndics and Messrs Roberto Daniel MURMIS, Sergio and Alicia Graciela Leonardo KOLAKZYK RIGUEIRA as Alternate Statutory Auditors for a period of a year.

CERTIFYING ACCOUNTANT
It was designated as certifying accountants for the year 2016/2017 firms (a) PRICEWATERHOUSE & Co. PriceWaterhouseCoopers member in the person of Eduardo Alfredo Loiacono as Regular External Auditor, in the person of Carlos Martin Barbafina as External Auditor and Alternate in the person of Walter Rafael Záblocký as Alternate External Auditor; and (b) Abelovich Polano & Asociados in the person of Hector Marcelo Fuxman as Regular External Auditor and the person Ivonne Naomi Cohn as Alternate External Auditor.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 1, 2016